SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
 FORM 12b-25
 NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K and Form 10-KSB ☐ Form 11-K

☐ Form 20-F ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: September 30, 2008

☐ Transition Report on Form 10-K and Form 10-KSB

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q and Form 10-QSB

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Accelerated Building Concepts Corporation
Full Name of Registrant

8427 South Park Circle, Suite #150
Address of Principal Executive Office

Orlando, FL 32819
City, State and Zip Code

PART II

RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report of Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant’s former Administrative Consultant, Avante Holding Group, Inc. (“Avante”), is holding records that are necessary to verify for accurate reporting for this filing. The report was not able to be filed as the Registrant is in litigation to obtain the required information and temporarily stop an attempted hostile takeover led by Avante, who is also a shareholder. The Registrant’s management and legal counsel is currently utilizing all efforts in this regard as it has filed various legal documents with the courts.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Joseph Sorci (407) 859-3883

Name (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Accelerated Building Concepts Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2008	By:	/s/ Joseph Sorci
Joseph Sorci
Chief Executive Officer